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                                                                    Exhibit 99.2



                   CERTIFICATE OF PRINCIPAL FINANCIAL OFFICER
                                   PURSUANT TO
                             18 U.S.C. SECTION 1350
      AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


         I, Vincent J. Galifi, the Executive Vice-President and Chief Financial Officer of Magna International Inc. (the "Company"), pursuant to 18 U.S.C. section 1350, hereby certify that:

1. the Annual Report on Form 40-F of the Company dated May 15, 2002 for the fiscal year ending December 31, 2002 as filed with the Securities Exchange Commission on the date hereof (the "Report") fully complies with the requirements of section 13(a) of the Securities Exchange Act of 1934; and

2. the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


         Dated: May 15, 2003.



                                           /s/ VINCENT J. GALIFI
                                           -------------------------------------
                                           Vincent J. Galifi
                                           Executive Vice-President and
                                           Chief Financial Officer




A signed original of this written statement required by Section 906 has been provided the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.